UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

November 7, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Southwest Iowa Renewable Energy, LLC
File No. 0-53041 - CF# 21503

Southwest Iowa Renewable Energy, LLC submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-12G filed on January 28, 2008 and as amended on October 23, 2008.

Based on representations by Southwest Iowa Renewable Energy, LLC that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.1	through December 31, 2018
Exhibit 10.2	through December 31, 2010
Exhibit 10.4	through December 31, 2018
Exhibit 10.8	through December 31, 2018
Exhibit 10.10	through December 31, 2018
Exhibit 10.12	through June 30, 2009
Exhibit 10.13	through December 31, 2018
Exhibit 10.32	through June 30, 2009

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Pamela Long
Assistant Director